

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03017700

March 14, 2003

No Action
P.E. 1-20-03
1-06991

Allison D. Garrett
Vice President & General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-0205

Act 1934
Section
Rule 14A-8
Public Availability 3/14/2003

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2003

Dear Ms. Garrett:

This is in response to your letter dated January 20, 2003 concerning the shareholder proposal submitted to Wal-Mart by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Brandon J. Rees
Research Analyst
Office of Investment
AFL-CIO
815 Sixteenth Street, N.W.
Washington, DC 20006

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Allison Garrett
Vice President & General Counsel

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
(479) 277-2345
allison.garrett@wal-mart.com

January 20, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal Regarding Deferral of Executive Compensation

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company"), is filing this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). The American Federation of Labor and Congress of Industrial Organizations (the "Proponent") submitted the Proposal. Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2003 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2003 Proxy Materials on or about April 4, 2003, so that it may commence mailing the 2003 Proxy Materials by no later than April 11, 2003. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

The Proposal requests that the Board of Directors "seek shareholder approval of future senior executive participation in the Wal-Mart Stores, Inc. Officer Deferred Compensation Plan."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) under the Exchange Act on the ground that the Proposal contains numerous false and misleading statements in violation of Rule 14a-9.

False and Misleading (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . .."

The Proposal is false and misleading in at least the following respects:

1. The statement that the Deferred Compensation Plan could result in significant associated liabilities to the Company is false and misleading.

In the second paragraph of the Proposal's supporting statement (the "Supporting Statement"), the Proposal states that "[t]he Deferred Compensation Plan is unfunded and payable out of the Company's general assets, and for this reason the associated liabilities can be significant." The conclusion drawn in this statement is misleading because it suggests that the liabilities under the Deferred Compensation Plan (the "Plan") would not be incurred but for the Plan, and that the liabilities incurred in connection with the Plan are greater than the liabilities that would be incurred in the absence of the Plan, neither of which is true. The amount of salary and bonus deferred under the Plan are liabilities of the Company whether deferred or not.

Moreover, § 162(m) of the Internal Revenue Code provides that compensation in excess of One Million ($1,000,000) dollars paid to an executive officer is not deductible unless it is performance based, and base salary does not qualify as performance-based under § 162(m). The deferral of compensation provides a benefit to Wal-Mart because it allows us to deduct the deferred amounts in the future. Lastly, participation in the Plan relegates participants to the status of unsecured creditors of the Company, which results in a benefit to the Company, both by placing the risk of non-payment of the deferred compensation on the executive, and by linking future payments to the executive to Wal-Mart's continuity as a business.

2. The statements regarding incentive payments are false and misleading.

The second sentence of the fourth paragraph of the Supporting Statement asserts that after ten years of continuous employment, participants receive a one-time incentive payment equal to 20% of their first six years' deferred compensation plus accrued interest. This statement is false and misleading because the deferred compensation on which participants receive the 20% incentive payment is limited to 20% of their base compensation, plus accrued interest only on the deferred compensation below the limit.

The following sentence of the Supporting Statement asserts that after 15 years, participants receive an additional 10% of their first six years' deferred compensation plus accrued interest. This statement is false and misleading because the deferred compensation on which participants receive the additional 10% incentive payment is also limited to 20% of their base compensation, plus accrued interest only on the deferred compensation below the limit.

The next sentence of the Supporting Statement asserts that after receipt of the incentive payments discussed above, participants continue to receive annual incentive payments based on historical contributions to the Plan. This statement is false and misleading because it does not make clear that participants must continue to be employed by the Company in order to continue to receive these payments. These statements regarding the incentive payments under the Plan, all of which are false, would mislead shareholders as to key characteristics of the Plan if the Proposal were included in the 2003 Proxy Materials.

As is clear from the above discussion, the Proposal contains a number of false and misleading statements and would require detailed and extensive editing in order to bring the Proposal into compliance with Rule 14a-9. While the Staff sometimes permits a proponent to revise a proposal that contains relatively minor defects, the Staff has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" in cases where detailed and extensive editing would be required. See Section E.1. of SLB 14. Therefore, Wal-Mart has concluded that it may omit the Proposal from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(3).

Conclusion

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2003 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2003 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2003 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,



Allison D. Garrett
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.

Enclosures

cc: William B. Patterson
American Federation of Labor
and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Exhibit A

Proposal and Related Correspondence

Shareholder Proposal

RESOLVED: The shareholders of Wal-Mart Stores, Inc. (the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of future senior executive participation in the Wal-Mart Stores, Inc. Officer Deferred Compensation Plan (the "Deferred Compensation Plan"). The Board shall implement this policy in a manner that does not violate any existing employment agreement or executive compensation plan.

Supporting Statement

In 1993, Congress passed legislation eliminating the tax deductibility of executive pay over $1 million unless such pay was performance-based. The intent of this legislation was to ensure that high levels of executive pay are correlated with company performance. To maximize this tax deduction, our Company's President and CEO H. Lee Scott, Jr. has deferred receipt of his base salary in excess of $1 million until after his retirement.

The Deferred Compensation Plan is unfunded and payable out of the Company's general assets, and for this reason the associated liabilities can be significant. Because participating executives are eligible to defer up to 100 percent of their salary and bonus, significant levels of executive compensation may be deferred under this plan. Moreover, the interest credited on this deferred compensation can amount to a significant portion of participating executives' total pay.

Each year, the interest rate is determined at the sole discretion of the Board's Compensation Committee. Although the Company does not disclose the interest rate in its 2002 proxy statement, former President and CEO David D. Glass received $400,163 in above market interest in the fiscal year ending January 31, 2002. According to the Wall Street Journal, the market interest rate as of December 2001 was 6.08% (*Buried Treasure: Well-Hidden Perk Means Big Money For Top Executives*, October 11, 2002).

The Deferred Compensation Plan also provides other benefits for participating executives. After ten years of continuous employment, executives receive a one time incentive payment equal to 20 percent of their first six years' deferred compensation plus accrued interest. After 15 years, executives receive an additional ten percent on their first six years' deferred compensation plus accrued interest. After these initial awards, executives continue to receive annual incentive payments based on their historic contributions to the plan.

In our opinion, paying above-market interest rates on executives' deferred salaries undermines the goal of linking executive pay to company performance. Because executive compensation over $1 million must be performance-based in order to be tax deductible, we believe the rate of return on deferred compensation should also be performance-based. For example, executive deferred compensation accounts could be tied to the Company's stock price.

Paying above-market interest rates increases the cost of the Company's executive deferred compensation plans to shareholders. To help ensure that these plans are designed in the best interests of shareholders, we believe such benefits should be submitted for shareholder approval. Because it is not always practical to obtain prior shareholder approval, the Company would have the option of seeking approval after the material terms were agreed upon.

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

December 13, 2002

By Facsimile and UPS Next Day Air

Robert K. Rhoads
Corporate Secretary
Wal-Mart Stores, Inc.
702 SW Eighth Street
Bentonville, Arkansas 72716

Dear Mr. Rhoads:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2002 proxy statement of Wal-Mart Stores, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 2,700 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-3900.

Sincerely,

William B. Patterson
Director, Office of Investment

Enclosure

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
(479) 277-0425
cindy.moehring@wal-mart.com

Cindy P. Moehring
Assistant General Counsel, Corporate Governance

December 17, 2002

ATTN: William B. Patterson
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Patterson:

On December 16, 2002, we received your letter regarding your shareholder proposal which requests that officer deferred compensation plans for future senior officers be approved by shareholders and that the proposal be considered for inclusion among our 2003 proxy materials. We appreciate your suggestion to improve our company. However, there are certain criteria that must be met before a proposal can be considered for inclusion in proxy materials.

Under the Securities and Exchange Commission's Rule 14a-8, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in our 2003 Proxy Statement.

If you hold your shares beneficially but not as a record shareholder, you must submit documentary evidence to us that:

- you are the holder of at least $2,000 in market value of Wal-Mart shares, and
- you have held Wal-Mart shares of at least that value continuously for at least one year.

To demonstrate that you meet these requirements, you should submit a written statement from your broker verifying that, at the time you submitted your proposal, you owned such shares continuously for at least one year.

In order to comply with Rule 14a-8, you must send in your response to this request for additional information by means of a letter postmarked no later than the 14th calendar day after your receipt of this letter.

We would like to thank you for your concern in our Company. We are always delighted to hear from our shareholders.

Sincerely,



Cindy P. Moehring
Assistant General Counsel, Corporate Governance

PC Docs # 667668

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

December 20, 2002

Cindy Moehring
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

Re: AFL-CIO Reserve Fund Shareholder Proposal

Dear Ms. Moehring:

I am writing in response to your letter dated December 17, 2002. On December 20, 2002, the Amalgamated Bank, custodian for the AFL-CIO Reserve Fund, sent a letter confirming that the Fund has continuously held 2,700 shares of Wal-Mart Stores, Inc. common stock for at least one year preceding the proposal submission date. I have enclosed a copy of this letter for your reference. If you have further concerns regarding this proposal, please contact me at (202) 637-3900.

Sincerely,

Brandon J. Rees
Research Analyst
Office of Investment

Enclosure



Amalgamated Bank

America's Labor Bank

December 20, 2002

Robert K. Rhodes
Corporate Secretary
Wal-Mart Stores, Inc.
702 SW Eighth Street
Bentonville, AK 72716

Re: Wal-Mart - AFL-CIO Reserve Fund

Dear Mr. Rhodes:

This letter confirms the fact that the AFL- CIO Reserve Fund held 2,700 shares of Wal-Mart Stores, Inc. common stock for the period 03/28/01 through the present date. The fund intends to hold the shares through the 2003 annual shareholders' meeting.

The shares were held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the AFL CIO Reserve Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

February 7, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request by Wal Mart Stores, Inc.
to omit a shareholder proposal
submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

We are writing in response to the January 20, 2002 letter ("No-Action Request") from Wal Mart Stores, Inc. (the "Company"). That letter states the Company's intention to omit from its proxy materials the non-binding shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Fund"), which "urges the Board of Directors to seek shareholder approval of future senior executive participation in the Wal-Mart Stores, Inc. Officer Deferred Compensation Plan" (the "Plan"). As grounds for exclusion the Company relies on Rule 14a-8(i)(3), arguing that the Proposal contains materially false or misleading statements in violation of Rule 14a-9. This argument is without merit, as we explain below, and the Commission should not permit the Company to omit the Fund's Proposal. Should the Commission so desire, the Fund is willing to make any necessary clarifications or amplifications to the Proposal to address Rule 14a-9 concerns.

1. The Proposal's Statements Regarding The Plan's Potential Liabilities To The Company And Its Shareholders Are True And In No Way Misleading

The Company argues that the Proposal is false and misleading because it states that the Plan's associated liabilities "can be significant." To the contrary, this truthful assertion is based on facts reported by the *Wall Street Journal*: "[S]enior officials at many large companies are accumulating big sums in their deferred-compensation accounts. It adds up to a massive, ever-ballooning and in most cases unknowable corporate liability" (*Buried Treasure: Well-Hidden Perk Means Big Money For Top Executives*, October 11, 2002). The Company's executive deferred compensation plan is explicitly discussed in this news article as an example of this phenomenon.

Specifically, the Company suggests that the same liabilities would be incurred whether or not executives defer their compensation. However, we note that the accrued interest in the accounts and the incentive payments on these deferrals would not be incurred in the absence of the Plan. The Company also argues that the deferred nature of the Plan's liability provides certain advantages to the Company. These asserted advantages, such as preserving the deductibility of executive compensation in excess of $1,000,000 and relegating executive participants to the status of unsecured creditors, do not affect the accuracy of the Proposal's statement that the liability may be significant.

Notwithstanding the Plan's advantages or drawbacks to the Company, the facts are that a deferred liability is still a liability, and that the Proposal simply and correctly observes that the Company's liability as a result of the Plan may be significant. We note that the Company fails to provide any quantitative evidence that the Plan is *not* a significant liability in its No-Action Request to the Commission. The general lack of disclosure of these accrued liabilities in companies' public filings is one reason that we believe such plans need to be subject to greater shareholder oversight, such as requiring shareholder approval.

2. The Proposal's Statements Regarding The Incentive Payments Are Technically Accurate, And Any Defects Are Minor In Nature.

The Company further asserts that the Proposal's description of the Plan's incentive payments are false and misleading. The Plan's own definition of the incentive payments (Article 4.2 in the Plan document) exceeds 500 words. For the sake of brevity and to comply with the word limit of rule 14a(8)(d), the Proposal attempts to summarize the most salient features of the incentive payments. Although we believe the Proposal's statements regarding the incentive payments are appropriate as is, the Fund is willing to revise the proposal should the Staff believes such an amendment is necessary.

In particular, the Company objects that the incentive payments are limited to 20 percent of participating executives' base compensation; the Company also objects that the Proposal does not explain that executives must be currently employed by the Company to be entitled to their incentive awards. To clarify the nature of the incentive awards, the Fund proposes to replace the first sentence of the fourth paragraph in the supporting statement with the following language: "The Deferred Compensation Plan also provides actively employed executives with incentive awards on contributions up to 20 percent of their base compensation." This simple change would fully address the Company's specific complaints.

On this issue, we defer to the Commission Staff as to what (if any) changes are necessary to the Proposal's description of the Plan's incentive payments. As a courtesy to the Staff, we have enclosed a copy of the Plan documents for your review. As the Commission Staff explained in Staff Legal Bulletin No. 14 dated July 13, 2001:

> *"[W]e have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the*

> *substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects."*

Conclusion

For all the reasons stated above, Wal Mart Stores, Inc. should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(3). As noted above, the Fund remains willing to confer and cooperate in making appropriate clarifications, if deemed necessary. If you have any questions, please do not hesitate to call me at (202) 637-3953.

Very truly yours,



Damon Silvers
Associate General Counsel

WAL-MART STORES, INC.
OFFICER DEFERRED COMPENSATION PLAN

Effective Date: February 1, 1996

TABLE OF CONTENTS

Page

WAL-MART STORES, INC.
OFFICER DEFERRED COMPENSATION PLAN

ARTICLE I
GENERAL

1.1 Purpose

The purpose of the Wal-Mart Stores, Inc. Officer Deferred Compensation Plan ("Plan") is to: (a) attract and retain the valuable services of certain officers; (b) recognize, reward, and encourage contributions by such officers to the success of Wal-Mart Stores, Inc. ("Wal-Mart"); and (c) enable such officers to defer certain compensation and bonuses and to be credited with earnings and Incentive Payments with respect to such amounts.

1.2 Effective Date -- Applicability to Prior Deferred Compensation Agreements.

This Plan is effective February 1, 1996 with respect to compensation and bonuses deferred (and credited earnings thereon) under the Plan on or after February 1, 1996.

In addition, prior to February 1, 1995, certain Eligible Officers entered into deferred compensation agreements ("Prior Agreements") with Wal-Mart containing terms similar to those contained in this Plan. Except as expressly provided in Sections 5.5 and 5.6 below, effective February 1, 1996 the Prior Agreements are amended and restated in the form of this Plan and thereafter the terms of this Plan will govern all benefits previously governed by the Prior Agreements.

1.3 Nature of Plan.

The Plan is intended to be (and will be administered as) an unfunded employee pension plan benefiting a select group of management or highly compensated employees under the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is intended that the Plan be "unfunded" for federal tax purposes and for purposes of Title I of ERISA. Any and all payments to a Participant under the Plan will be made solely from Wal-Mart's general assets. A Participant's interests under the

Plan do not represent or create a claim against specific assets of Wal-Mart or any Related Affiliate. Nothing herein shall be deemed to create a trust of any kind or create any fiduciary relationship between Wal-Mart, any Related Affiliate or the Committee, and a Participant, the Participant's beneficiary or any other person. To the extent any person acquires a right to receive payments from Wal-Mart under this Plan, such right is no greater than the right of any other unsecured general creditor of Wal-Mart.

ARTICLE II
DEFINITIONS

2.1 Definitions.

Whenever used in this Plan, the following words and phrases have the meaning set forth below unless the context plainly requires a different meaning:

(a) Account means the bookkeeping account established by Wal-Mart to reflect a Participant's Deferred Compensation, Deferred Bonuses, Incentive Payments, and credited earnings thereon.

(b) Code means the Internal Revenue Code of 1986, as amended from time to time.

(c) Committee means the Executive Committee of the Wal-Mart Stores, Inc. Board of Directors.

(d) Deferred Bonuses means the amount deferred from bonuses payable to a Participant under the Wal-Mart Stores, Inc. Management Incentive Plan for Officers.

(e) Deferred Compensation means: (1) the compensation deferred by a Participant under Section 3.1 below; and (2) amounts deferred by a Participant under a Prior Agree ment(s).

(f) Disability means a Total and Permanent Disability as from time to time defined in the Wal-Mart Stores, Inc. Profit Sharing Plan. A Participant must establish to the satisfaction of the Committee that a Disability exists. A Participant shall be treated as having a Disability only if such illness or injury results in the Participant's Termination of Employment.

(g) Early Retirement means a Participant's Termination of Employment on or after the date the Participant has been continuously employed with Wal-Mart or a Related Affiliate twenty (20) or more years.

(h) Eligible Officer means an individual who is a corporate officer of Wal-Mart and who holds the title of Vice President or above, Treasurer, Controller, or an officer title of similar rank as determined by the Committee. In addition, Eligible Officer shall include a divisional officer of Wal-Mart and who holds the title of Vice President or above or an officer title of similar rank as determined by the Committee. Notwithstanding the preceding sentences, the term "Eligible Officer" shall not include an individual who entered into a Prior Agreement with Wal-Mart unless such individual consents to participation in the Plan on the terms and conditions herein set forth.

(i) Fiscal Year means the twelve (12)-month period commencing on February 1 and ending on January 31.

(j) A Participant is deemed to have engaged in Gross Misconduct if the Committee determines that the Participant has engaged in conduct inimical to the best interests of Wal-Mart or any Related Affiliate. Examples of conduct inimical to the best interests of Wal-Mart or its Related Affiliates include, without limitation, disclosure of confidential information in violation of Wal-Mart's Statement of Ethics, theft, the commission of a felony or a crime of moral turpitude, gross misconduct or similar serious offenses.

(k) Incentive Payments means the amounts credited to a Participant's Account: (1) in accordance with Section 4.2 below; and (2) a Participant's Prior Agreement(s).

(l) Participant means any Eligible Officer who defers compensation or bonuses under the Plan. An individual remains a Participant in the Plan until the Participant's Plan benefits have been fully distributed.

(m) Related Affiliates means a business or entity that is, directly or indirectly, eighty percent (80%) or more owned by Wal-Mart.

(n) Retirement means a Participant's Termination of Employment on or after the Participant's attainment of age fifty-five (55).

(o) Termination of Employment means a Participant ceasing to be actively employed by Wal-Mart and its Related Affiliates. Termination of Employment does not include the transfer of a Participant from the employ of Wal-Mart to a Related Affiliate or vice versa, or a transfer between Wal-Mart's Related Affiliates.

(p) Unforeseeable Emergency means a severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or a Participant's dependent (as defined in Code Section 152(a)), the loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. An Unforeseeable Emergency does not exist to the extent such hardship is or may be relieved:

(1) through reimbursement or compensation by

insurance or otherwise;

(2) by liquidation of the Participant's assets, to the extent the liquidation of such assets would itself not cause severe financial hardship; or

(3) by cessation of deferrals under this Plan.

The need to send a Participant's child to college or the desire to purchase a home does not constitute an Unforeseeable Emergency. The existence of an Unforeseeable Emergency will be determined by the Committee, in its sole discretion, based upon the Participant's facts and circumstance and in accordance with restrictions imposed by the Code or guidance thereunder.

(q) Valuation Date means the January 31 of each Fiscal Year.

ARTICLE III
DEFERRED COMPENSATION AND BONUSES -- ESTABLISHMENT OF ACCOUNTS

3.1 Deferred Compensation.

Prior to each Fiscal Year, each Eligible Officer may elect to defer all or a portion of the Eligible Officer's base compensation to be paid by Wal-Mart for such Fiscal Year. Amounts deferred (the "Deferred Compensation") will be deferred pro ratably for each payroll period of the Fiscal Year. All deferral elections made under this Section 3.1 must be: (a) made on forms approved by the Committee; and (b) filed with Wal-Mart no later than the January 31 preceding the Fiscal Year for which the deferral election is to be effective. Once made for a Fiscal Year, a deferral election may not be revoked, changed or modified. Notwithstanding the preceding sentence, in the event an Eligible Officer ceases to be employed as an Eligible Officer, such former Eligible Officer's deferral election shall automatically cease with respect to compensation earned on or after the individual ceases to be an Eligible Officer. A deferral election for one (1) Fiscal Year will not automatically be given effect for a subsequent Fiscal Year, so that if deferrals are desired for a subsequent Fiscal Year, a separate election must be made by the Eligible Officer for such Fiscal Year.

3.2 Deferred Bonuses.

Prior to each Fiscal Year, each Eligible Officer may elect to defer all or a portion of the Eligible Officer's bonus (if any) for such Fiscal Year under the Wal-Mart Stores, Inc. Management Incentive Plan for Officers. All bonus deferral elections made under this Section 3.2 must be: (a) made on forms approved by the Committee; and (b) filed with Wal-Mart no later than the January 31 preceding the Fiscal Year in which falls the period of service for which such bonus (if any) is payable, regardless of the Fiscal Year in which such bonus is paid. Once made for a Fiscal Year, a bonus deferral election may not be revoked, changed or modified. Notwithstanding the preceding sentence, in the event an Eligible Officer ceases to be employed as an Eligible Officer, such former Eligible Officer's bonus deferral election shall automatically cease with respect to that portion of a bonus earned on or after the date the individual ceases to be an Eligible Officer. For this purpose, the portion of a bonus earned on or after ceasing to be an Eligible Officer shall be determined by multiplying the bonus by a fraction, the numerator of which is the number of calendar days in such Fiscal Year in which the individual ceased to be an Eligible Officer, and the denominator of which is the total calendar days in such Fiscal Year. A bonus deferral election for one (1) Fiscal Year will not automatically be given effect for a subsequent Fiscal Year, so that if deferrals are desired for a subsequent Fiscal Year, a separate election must be made by the Eligible Officer for such Fiscal Year.

3.3 Establishment of Accounts.

The Deferred Compensation, Deferred Bonuses, and Incentive Payments will be credited to a bookkeeping account ("Account") established by Wal-Mart on behalf of each Participant. The Deferred Compensation will be credited to the Participant's Account as of the last day of the Fiscal Year during which the Deferred Compensation would otherwise be payable to the Participant. The Deferred Bonus will be credited to the Participant's Account as of the February 1 following the Fiscal Year in which falls the period of service for which such bonus is payable. The Incentive Payments will be credited to the Participant's Account as of the last day of the Fiscal Year specified in Section 4.2 or the Participant's Prior Agreement(s). A Participant's Account, including earnings credited thereto, will be maintained by Wal-Mart until all of the Plan Participant's benefits have been paid in full.

3.4 Nature of Accounts.

Each Participant's Account will be used solely as a measuring device to determine the amount to be paid a Participant under this Plan. The Accounts do not constitute, nor will they be treated as, property or a trust fund of any kind. All amounts at any time attributable to a Participant's Account will be, and remain, the sole property of Wal-Mart. A Participant's rights hereunder are limited to the right to receive Plan benefits as provided herein. The Plan represents an unsecured promise by Wal-Mart to pay the benefits provided by the Plan.

3.5 Annual Valuation of Accounts.

Each Participant's Account will be valued annually as of each Valuation Date. The value of an Account as of any applicable Valuation Date is the sum of the Account value as of the immediately preceding Valuation Date, the Deferred Compensation and Incentive Payments allocated as of the applicable Valuation Date, the Deferred Bonuses allocated as of the February 1 following the preceding Valuation Date, and the equivalent of interest credited to the Account under Section 4.1 as of the applicable Valuation Date, less any distributions for Unforeseeable Emergencies since the preceding Valuation Date but on or before the applicable Valuation Date.

ARTICLE IV
ADDITIONS TO ACCOUNTS -- CREDITED EARNINGS AND INCENTIVE PAYMENTS

4.1 Credited Annual Earnings.

For each Fiscal Year a Participant's Account will be credited with the equivalent of interest at the per annum rate established for such Fiscal Year by the Compensation Committee of the Wal-Mart Board of Directors. The per annum rate may be increased or decreased for any Fiscal Year to reflect changes in prevailing interest rates, as determined at the sole discretion of the Compensation Committee. Except for a Fiscal Year in which a Participant receives a distribution due to an Unforeseeable Emergency, the amount to be credited to a Participant's Account as of any Valuation Date is the sum of: (a) the applicable per annum rate multiplied by the Participant's Account value as of the immediately preceding Valuation Date; and (b) fifty percent (50%) of the applicable per annum rate multiplied by the sum of (1) the Participant's Deferred Compensation for the Fiscal Year ending on the Valuation Date and (2) the Participant's Deferred Bonuses allocated on the February 1 of the Fiscal Year ending on the Valuation Date.

For a Fiscal Year in which a Participant receives a distribution due to an Unforeseeable Emergency, the amount to be credited to the Participant's Account as of the applicable Valuation Date is the sum of: (a) an equivalent amount of pro rata interest on the Participant's Account value as of the preceding Valuation Date based upon the number of full calendar months in the Fiscal Year which the Account was not reduced due to the distribution; (b) an equivalent amount of pro rata interest on the Account value immediately after the distribution based upon the number of calendar months in the Fiscal Year in which the Participant's Account was reduced; and (c) fifty percent (50%) of the applicable per annum rate multiplied by the sum of (1) the Participant's Deferred Compensation for the Fiscal Year ending on the Valuation Date and (2) the Participant's Deferred Bonuses allocated on the February 1 of the Fiscal Year ending on the Valuation Date.

4.2 Incentive Payments.

The Incentive Payments described below will be credited to a Participant's Account. Incentive Payments awarded and credited to a Participant's Account under a Prior Agreement (such Incentive Payments were previously referred to as "incentive bonuses" under the Prior Agreements), and credited interest thereon, will remain credited to a Participant's Account hereunder as of January 31, 1996. Thereafter, a Participant's entitlement to an Incentive Payment will be governed by this Section 4.2, including any Incentive Payment which may be awarded with respect to recognized Deferred Compensation (and credited earnings thereon) deferred under a Prior Agreement. Incentive Payments hereunder shall not duplicate any Incentive Payment awarded and credited under a Prior Agreement as of January 31, 1996.

(a) The Incentive Payments provided in this Section apply to a Participant's recognized Deferred Compensation for a Fiscal Year and credited Plan earnings thereon. Incentive Payments are separately awarded based upon a Participant's recognized Deferred Compensation for a given Fiscal Year and credited Plan earnings thereon.

(b) The amount of an Incentive Payment is based on the Participant's recognized Deferred Compensation for a Fiscal Year, plus credited Plan earnings on such sums through and including the Incentive Payment award date. The amount by which a Participant's Deferred Compensation for a Fiscal Year exceeds twenty percent (20%) of the Participant's base compensation will not be recognized in computing an Incentive Payment. Base compensation for this purpose means the Participant's annual base rate of compensation for such Fiscal Year. Credited Plan earnings on such nonrecognized Deferred Compensation are likewise not taken into account in determining the amount of an Incentive Payment. In addition, a Participant's Deferred Bonuses or credited Plan earnings thereon are not taken into account in computing the Participant's Incentive Payments.

(c) If a Participant remains continuously employed with Wal-Mart or its Related Affiliates for a period of ten (10) consecutive full Fiscal Years, beginning with the February 1 of the first Fiscal Year in which the Participant had a Deferred Compensation election in effect under this Plan or a Prior Agreement, and ending with the January 31 of the tenth (10th) Fiscal Year of such period, an Incentive Payment will be credited to the Participant's Account as of the January 31 of such tenth (10th) Fiscal Year. The Incentive Payment will be equal to twenty percent (20%) of the Participant's recognized Deferred Compensation for ten (10), but not less than five (5), Fiscal Years (i.e., the first six (6) Fiscal Years of such ten (10)-year period), plus credited Plan earnings thereon through the award date. For each full Fiscal Year thereafter in which the Participant remains continuously employed with Wal-Mart or its Related Affiliates, an Incentive Payment will be credited to the Participant's Account as of the January 31 of such Fiscal Year. Such Incentive Payment will be equal to twenty percent (20%) of the Participant's recognized Deferred Compensation for the first Fiscal Year of the five (5)- consecutive Fiscal Year period ending on the January 31 award date, plus credited Plan earnings thereon through the award date.

(d) If a Participant remains continuously employed

with Wal-Mart or its Related Affiliates for a period of fifteen (15) consecutive full Fiscal Years, beginning with the February 1 of the first Fiscal Year in which the Participant had a Deferred Compensation election in effect under this Plan or a Prior Agreement, and ending with the January 31 of the fifteenth (15th) Fiscal Year of such period, an Incentive Payment will be credited to the Participant's Account as of the January 31 of such fifteenth (15th) Fiscal Year. The Incentive Payment will be equal to ten percent (10%) of the Participant's recognized Deferred Compensation for fifteen (15), but not less than ten (10), Fiscal Years (i.e., the first six (6) Fiscal Years of such fifteen (15)-year period), plus credited Plan earnings thereon through the award date. For each full Fiscal Year thereafter in which the Participant remains continuously employed with Wal-Mart or its Related Affiliates, an Incentive Payment will be credited to the Participant's Account as of the January 31 of such Fiscal Year. Such Incentive Payment will be equal to ten percent (10%) of the Participant's recognized Deferred Compensation for the first Fiscal Year of a ten (10)-consecutive Fiscal Year period ending on the January 31 award date, plus credited Plan earnings thereon through the award date. The Incentive Payments provided in this Section 4.2(d) shall not take into account Incentive Payments credited under Section 4.2(c) or credited Plan earnings thereon.

(e) The Incentive Payments provided in this Section 4.2(e) only apply if a Participant has been a Participant under the Plan (or a Prior Agreement) for five (5) or more full Fiscal Years and if the Participant incurs a Retirement, Early Retirement, death or Disability before satisfaction of the ten (10)- or fifteen (15)-year periods described in Sections 4.2 (c) and (d) above. In that event, only the Incentive Payment next to be credited (i.e., twenty percent (20%) or ten percent (10%)) will be credited to the Participant's Account as provided in this Section 4.2(e). In the event the Participant had not yet been awarded or credited with a twenty percent (20%) Incentive Payment under Section 4.2(c), the Incentive Payment provided by this Section 4.2(e) will be based upon the ratio of (1) the number of full Fiscal Years worked since and including the first Fiscal Year in which the Participant had a Deferred Compensation election in effect under this Plan or a Prior Agreement, to (2) ten (10), multiplied by twenty percent (20%). Such Incentive Payment will be based upon recognized amounts for the Fiscal Years which would otherwise have been considered in calculating the Participant's first Incentive Payment under Section 4.2(c). If the Participant has been awarded a twenty percent (20%) Incentive Payment provided in Section 4.2 (c), the Incentive Payment provided by this Section 4.2(e) will be based upon the ratio of (1) the number of full Fiscal Years worked since the award date of the initial twenty percent (20%) Incentive Payment, to (2) five (5), multiplied by ten percent (10%). Such Incentive Payment will be based upon recognized amounts for the Fiscal Years which would otherwise have been considered in calculating the Participant's first Incentive Payment under Section 4.2(d). The Incentive Payment provided under this Section 4.2(e) will be determined and credited to the Participant's Account as of the date the Participant's Plan benefits are distributed in a lump sum payment. If, however, a Participant's benefits are to be distributed in installments, the amounts provided under this Section 4.2(e) will be determined and credited to the Participant's Account as of the Valuation Date on which installments are based.

ARTICLE V
PAYMENT OF PLAN BENEFITS

5.1 Distribution Restrictions.

Except in the event of a Participant's Unforeseeable Emergency, Plan benefits will not be payable to a Participant prior to the earliest occurrence of the Participant's Retirement, Early Retirement, Termination of Employment, Disability or death.

5.2 Termination Benefits.

(a) General.

In the event of a Participant's Termination of Employment for reasons other than the Participant's Retirement, Early Retirement, Disability or death, the Participant's Plan benefits will be distributed in a lump sum within sixty (60) days after the end of the calendar month in which the Termination of Employment occurs.

(b) Termination on Last Business Day of Fiscal Year.

If the Participant's Termination of Employment occurs on the last business day (excluding for this purpose, Saturday and Sunday) of a Fiscal Year, the lump sum amount will be the sum of: (a) the value of the Participant's Account, as determined under Section 3.5, as of the Valuation Date coincident with or immediately following the Participant's Termination of Employment; (b) the Participant's Deferred Bonus allocated as of the February 1 following such Valuation Date; and (c) a pro rata amount of interest equivalent (determined at the per annum rate in effect for the Fiscal Year in which distribution occurs) on the sum of the amounts determined in (a) and (b) through the date of distribution based upon the number of calendar days since such Valuation Date.

(c) Termination on Other Than Last Business Day of Fiscal Year.

If the Participant's Termination of Employment occurs on a date other than the last business day (excluding for this purpose, Saturday and Sunday) of a Fiscal Year, the lump sum amount will equal the sum of: (a) the value of the Participant's Account as of the Valuation Date immediately preceding Termination of Employment; (b) a pro rata amount of interest equivalent (determined at the per annum rate in effect for a Fiscal Year under Section 4.1) on the Participant's Account value as of such immediately preceding Valuation Date based upon the number of calendar days since such

Valuation Date through the date of distribution; (c) the sum of the Participant's Deferred Compensation for the Fiscal Year in which Termination of Employment occurs and the Participant's Deferred Bonus allocated as of the February 1 of the Fiscal year in which Termination of Employment occurs; and (d) a pro rata amount of interest equivalent (determined at one-half (1/2) the per annum rate in effect for a Fiscal Year under Section 4.1) on the amount determined in (c) based upon the number of calendar days since the Valuation Date immediately preceding Termination of Employment through date of distribution.

(d) Death.

In the event of a Participant's death before payment of the amounts provided by this Section 5.2, such amounts will be paid in a lump sum to the Participant's beneficiary designated under Section 5.5 at the time provided herein.

5.3 Retirement, Early Retirement, and Disability Benefits.

(a) General.

In the event of a Participant's Termination of Employment due to the Participant's Retirement, Early Retirement or Disability, the Participant's Plan benefits will be distributed in a lump sum or in substantially equal annual installments over a period not to exceed fifteen (15) years, in accordance with the Participant's distribution election given effect under the provisions of Section 5.6 below.

(b) Lump Sum Distributions.

If distribution is to be made in the form of a lump sum, the Participant's Plan benefits will be distributed within sixty (60) days after the end of the calendar month in which the Retirement, Early Retirement or Disability occurs. If the Participant's Retirement, Early Retirement or Disability occurs on the last business day (excluding for this purpose Saturday and Sunday) of a Fiscal Year, the lump sum amount will be the sum of: (1) the value of the Participant's Account, as determined under Section 3.5, as of the Valuation Date coincident with or immediately following the Participant's Retirement, Early Retirement or Disability; (2) the Participant's Deferred Bonus allocated as of the February 1 following such Valuation Date; (3) a pro rata amount of interest equivalent (determined at the per annum rate in effect for the Fiscal Year in which distribution occurs) on the sum of the amounts determined in (1) and (2) through the date of distribution based upon the number of calendar days since such Valuation Date; and (4) the Participant's Incentive Payment (if any) as provided in Section 4.2(e).

If the Participant's Retirement, Early Retirement or Disability occurs on a date other than the last business day (excluding for this purpose Saturday and Sunday) of a Fiscal Year, the lump sum amount will equal the sum of: (1) the value of the Participant's Account as of the Valuation Date immediately preceding Retirement, Early Retirement or Disability; (2) a pro rata amount of interest equivalent (determined at the per annum rate in effect for a Fiscal Year under Section 4.1) on the Participant's Account value as of such immediately preceding Valuation Date based upon the number of calendar days since such Valuation Date through the date of distribution; (3) the Participant's Deferred Compensation for the Fiscal Year in which Retirement, Early Retirement or Disability occurs and the Participant's Deferred Bonus allocated as of the February 1 of the Fiscal Year in which Retirement, Early Retirement or Disability occurs; (4) the Participant's Incentive Payment (if any) as provided in Section 4.2(e); and (5) a pro rata amount of interest equivalent (determined at one-half (1/2) the per annum rate in effect for a Fiscal Year under Section 4.1) on the amount determined in (3) based upon the number of calendar days since the Valuation Date immediately preceding Retirement, Early Retirement or Disability through the date of distribution.

(c) Installment Distributions.

If distribution is to be made in the form of annual installments, the Participant's installments will be based upon the value of the Participant's Account, as determined under Section 3.5, as of the Valuation Date coincident with or immediately following the Participant's Retirement, Early Retirement or Disability, plus any Deferred Bonus allocated as of the following February 1. The Plan benefits determined above will be paid in equal annual installments in an amount which would fully amortize a loan equal to such Plan benefits over the period covered by the installment period (such period commencing on the February 1 following the Valuation Date the Participant's Account is valued under this Section), with interest calculated at the per annum rate in effect for the Fiscal Year in which the Participant's Retirement, Early Retirement or Disability occurs. The first installment will be paid on the second January 31 coincident with or following the Participant's Retirement, Early Retirement or Disability, and continue on each successive January 31 until the Participant's benefits are distributed in full.

(d) Death.

In the event of a Participant's death before full payment of Plan benefits under this Section 5.3, payment shall be made (or continue to be made) to the Participant's beneficiary designated under Section 5.5 in the same form as elected by the Participant for distribution of Retirement, Early Retirement or Disability benefits.

5.4 Death Benefits.

(a) General.

In the event of a Participant's Termination of Employment due to the Participant's death, the Participant's Plan benefits will be distributed in a lump sum or in substantially equal annual installments over a period not to exceed fifteen (15) years, in accordance with the Participant's distribution election given effect under the provisions of Section 5.6 below. Amounts will be distributed to the beneficiary designated under 5.5 below.

(b) Lump Sum Distributions.

If distribution is to be made in the form of a lump sum, the

Participant's Plan benefits will be distributed within sixty (60) days after the end of the calendar month in which the Participant's death occurs. If the Participant's death occurs on the last business day (excluding for this purpose Saturday and Sunday) of a Fiscal Year, the lump sum amount will be the sum of: (1) the value of the Participant's Account, as determined under Section 3.5, as of the Valuation Date coincident with or immediately following the Participant's death; (2) the Participant's Deferred Bonus allocated as of the February 1 following such Valuation Date; (3) a pro rata amount of interest equivalent (determined at the per annum rate in effect for the Fiscal Year in which distribution occurs) on the sum of the amounts determined in (1) and (2) through the date of distribution based upon the number of calendar days since such Valuation Date; and (4) the Participant's Incentive Payment (if any) as provided in Section 4.2(e).

If the Participant's death occurs on a date other the last business day (excluding for this purpose Saturday and Sunday) of a Fiscal Year, the lump sum amount will equal the sum of: (1) the value of the Participant's Account as of the Valuation Date immediately preceding the Participant's death; (2) a pro rata amount of interest equivalent (determined at the per annum rate in effect for a Fiscal Year on the Participant's Account value as of the immediately preceding Valuation Date based upon the number of full calendar days since such Valuation Date through date of distribution; (3) the Participant's Deferred Compensation for the Fiscal Year in which the Participant's death occurs and the Participant's Deferred Bonus allocated as of the February 1 of the Fiscal Year in which the Participant's death occurs; (4) the Participant's Incentive Payment (if any) as provided in Section 4.2(e); and (5) a pro rata amount of interest equivalent (determined at one-half (1/2) the per annum rate in effect for a Fiscal Year on the amount determined in (3) based upon the number of calendar days since the Valuation Date immediately preceding the Participant's death through the date of distribution.

(c) Installment Distributions.

If distribution is to be made in the form of annual install ments, the installments will be based upon the value of the Participant's Account, as determined under Section 3.5, as of the Valuation Date coincident with or immediately following the Participant's death, plus any Deferred Bonus allocated as of the following February 1. The Plan benefits determined above will be paid in equal annual installments in an amount which would fully amortize a loan equal to such Plan benefits over the period covered by the installment period (such period commencing on the February 1 following the Valuation Date the Participant's Account is valued under this Section), with interest calculated at the per annum rate in effect for the Fiscal Year in which the Participant's death occurs. The first installment will be paid on the second January 31 coincident with or following the Participant's death, and continue on each successive January 31 until the Participant's benefits are distributed in full.

5.5 Designation of Beneficiary.

A Participant may, by written instrument delivered to Wal-Mart on forms prescribed by the Committee, designate primary and contingent beneficiaries to receive any benefit payments which may be payable under this Plan following the Participant's death, and may designate the proportions in which such beneficiaries are to receive such payments. A Participant may change such designations from time to time and the last written designation filed with Wal-Mart prior to the Participant's death will control. In the event no beneficiary is designated, or if the designated beneficiary predeceases the Participant, payment shall be payable to the Participant's estate. For this purpose, a Participant's most recent written beneficiary designation properly filed under a Prior Agreement shall continue to be given effect until otherwise modified in accordance with the provisions of this Section.

5.6 Form of Distribution.

If a Participant's Termination of Employment is due to the Participant's Retirement, Early Retirement, Disability or death, at the Participant's election distribution may be made in a lump sum or in substantially equal annual installments over a period not to exceed fifteen (15) years. A Participant may file a distribution election with Wal-Mart on forms prescribed by the Committee. A distribution election, once given effect under this Section 5.6, will apply to the Participant's total Plan benefits. A Participant may, however, file a separate election for death benefits payable under Section 5.4. To be given effect under this Section 5.6, any distribution election for benefits payable under Section 5.3 must have been filed with Wal-Mart at least twenty-four (24) full calendar months before the occurrence of an event entitling the Participant to a distribution thereunder. If a Participant's distribution election has not been on file with Wal-Mart for the full twenty-four (24)-month period, it will not be recognized or given effect by the Plan. In that event, distribution will be made in accordance with the Participant's most recent distribution election which was filed with Wal-Mart at least twenty-four (24) months prior to the Participant's Retirement, Early Retirement, or Disability. The twenty-four (24) month period provided above shall not apply to amounts payable under Section 5.4. For purposes of this Section 5.6, a Participant's last distribution election filed with Wal-Mart under a Prior Agreement will be given effect for the Participant's total Plan benefits until superseded or amended by the Participant in accordance with the provisions of this Section, except that death benefits under Section 5.4 will be paid in a lump sum unless an affirmative election to the contrary is filed by the Participant. If the Participant has not been a Participant in the Plan for at least twenty-four (24) months prior to the Participant's Retirement, Early Retirement, or Disability, the Participant's initial distribution election filed with Wal-Mart will be given effect.

5.7 Reductions Arising from a Participant's Gross Misconduct.

A Participant's Plan benefits are contingent upon the Participant not engaging in Gross Misconduct while employed with Wal-Mart or any Related Affiliate, or during such additional period as provided in Wal-Mart's Statement of Ethics. Notwithstanding anything herein to the contrary, in the event the Committee determines that the Participant has engaged in Gross Misconduct during the prescribed period: (a) the Participant shall forfeit all Incentive Payments, and credited Plan earnings thereon; and (b) earnings credited to the Participant's Account derived from Deferred Compensation and Deferred Bonuses shall be recalculated for each Fiscal Year to reflect the amount which would otherwise have been credited if the applicable per annum rate were fifty percent (50%) of the per annum rate in effect for such Fiscal Year. Under no circumstances will a Participant forfeit any portion of the Participant's Deferred Compensation or Deferred Bonuses. Any payments received hereunder by a Participant (or the Participant's beneficiary) are contingent upon the Participant not engaging (or not having engaged) in Gross Misconduct while employed with Wal-Mart or any Related Affiliate, or during such additional period as provided in Wal-Mart's Statement of Business Ethics. If the Committee determines, after payment of amounts hereunder, that the Participant has engaged in Gross Misconduct during the prescribed period, the Participant (or the Participant's beneficiary) shall repay to Wal-Mart any amount in excess of that to which the Participant is entitled under this Section 5.7.

5.8 Distributions for Unforeseeable Emergencies.

In the event of an Unforeseeable Emergency, the Committee, in its sole and absolute discretion and upon written application of such Participant, may direct immediate distribution of all or a portion of the Participant's Plan benefits. The Committee will permit distribution because of an Unforeseeable Emergency only to the extent reasonably needed to satisfy the emergency need.

Notwithstanding anything herein to the contrary, the provisions of this paragraph apply in the event a Participant receives a distribution under this Section 5.8, the Participant's Termination of Employment for any reason occurs on a date other than the last business day of a Fiscal Year (excluding for this purpose Saturday or Sunday), and the Participant's benefits hereunder for any reason are paid in the same Fiscal Year in which the Participant received a distribution for Unforeseeable Emergencies under this Section 5.8. In that event, the Participant's lump sum amount calculated under Sections 5.2, 5.3, or 5.4 will be reduced by the amount distributed under this Section 5.8 and the applicable interest equivalent will be calculated in a manner consistent with Section 4.1.

ARTICLE VI
ADMINISTRATION

6.1 General.

The Committee is responsible for the administration of the Plan and is granted the following rights and duties:

(a) The Committee shall have the exclusive duty, authority and discretion to interpret and construe the provisions of the Plan, to determine eligibility for and the amount of any benefit payable under the Plan, and to decide any dispute which may rise regarding the rights of Participants (or their beneficiaries) under this Plan;

(b) The Committee shall have the sole and complete

authority to adopt, alter, and repeal such administrative rules, regulations, and practices governing the operation of the Plan as it shall from time to time deem advisable;

(c) The Committee may appoint a person or persons to assist the Committee in the day-to-day administration of the Plan;

(d) The decision of the Committee in matters pertaining to this Plan shall be final, binding, and conclusive upon Wal-Mart, the Participant, the Participant's beneficiary, and upon any person affected by such decision, subject to the claims procedure set forth in Article VII; and

(e) In any matter relating solely to a Committee member's individual rights or benefits under this Plan, such Committee member shall not participate in any Committee proceeding pertaining to, or vote on, such matter.

ARTICLE VII
CLAIMS PROCEDURE

7.1 General.

Any claim for benefits under the Plan must be filed by the Participant or beneficiary ("claimant") in writing with the Committee or its delegate. If a claim for a Plan benefit is wholly or partially denied, notice of the decision will be furnished to the claimant by the Committee or its delegate within a reasonable period of time, not to exceed sixty (60) days, after receipt of the claim by the Committee or its delegate. Any claimant who is denied a claim for benefits will be furnished written notice setting forth:

(a) the specific reason or reasons for the denial;

(b) specific reference to the pertinent Plan provision upon which the denial is based;

(c) a description of any additional material or information necessary for the claimant to perfect the claim; and

(d) an explanation of the Plan's claim review procedure.

7.2 Appeals Procedure.

To appeal a denial of a claim, a claimant or the claimant's duly authorized representative:

(a) may request a review by written application to the Committee not later than sixty (60) days after receipt by the claimant of the written notification of denial of a claim;

(b) may review pertinent documents; and

(c) may submit issues and comments in writing.

A decision on review of a denied claim will be made by the

Committee not later than sixty (60) days after receipt of a request for review, unless special circumstances require an extension of time for processing, in which case a decision will be rendered within a reasonable period of time, but not later than one hundred twenty (120) days after receipt of a request for review. The decision on review will be in writing and shall include the specific reasons for the denial and the specific references to the pertinent Plan provisions on which the decision is based.

ARTICLE VIII
MISCELLANEOUS PROVISIONS

8.1 Amendment, Suspension or Termination of Plan.

Wal-Mart, by action of the Executive Committee its Board of Directors, reserves the right to amend, suspend or to terminate the Plan in any manner that it deems advisable. Notwithstanding the preceding sentence, the Plan may not be amended, suspended or terminated to cause a Participant to forfeit the Participant's then-existing Account.

8.2 Non-Alienability.

The rights of a Participant to the payment of benefits as provided in the Plan may not be assigned, transferred, pledged or encumbered or be subject in any manner to alienation or anticipation. No Participant may borrow against the Participant's interest in the Plan. No interest or amounts payable under the Plan may be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution or levy of any kind, whether voluntary or involuntary, including but not limited to, any liability which is for alimony or other payments for the support of a spouse or former spouse, or for any other relative of any Participant.

8.3 No Employment Rights.

Nothing contained herein shall be construed as conferring upon the Participant the right to continue in the employ of Wal-Mart or any of its related affiliates as an officer or in any other capacity.

8.4 No Right to Bonus.

Nothing contained herein shall be construed as conferring upon the Participant the right to receive a bonus from the Wal-Mart Stores, Inc. Management Incentive Plan for Officers. A Participant's entitlement to such a bonus is governed solely by the provisions of that plan.

8.5 Withholding and Employment Taxes.

To the extent required by law, Wal-Mart will withhold from a Participant's current compensation or from Plan distributions, as the case may be, such taxes as are required to be withheld for federal, state or local government purposes.

8.6 Income and Excise Taxes.

The Participant (or the Participant's beneficiaries or estate) is solely responsible for the payment of all federal, state and local income and excise taxes resulting from the Participant's participation in this Plan.

8.7 Successors and Assigns.

The provisions of this Plan are binding upon and inure to the benefit of Wal-Mart, its successors and assigns, and the Participant, the Participant's beneficiaries, heirs, and legal representatives.

8.8 Governing Law.

This Plan shall be subject to and construed in accordance with the laws of the State of Arkansas to the extent not preempted by federal law.

</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-13
<SEQUENCE>3
<TEXT>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2003

The proposal urges the board of directors to seek shareholder approval of future senior executive participation in Wal-Mart's Officer Deferred Compensation Plan.

We are unable to concur with your view that Wal-Mart can exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the two sentences that begin "After ten years of . . ." and ends ". . . ten percent on their first six years' deferred compensation plus accrued interest" to include the limitation on the amount of incentive payments paid under the Deferred Compensation Plan; and

- revise the sentence that begins "After these initial awards . . ." and ends ". . . historical contributions to the plan" to clarify that incentive payments are only made to continuously employed executives.

Accordingly, unless the proponent provides Wal-Mart with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Wal-Mart omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Alex Shukhman
Attorney-Advisor